SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. ___)*

XCEL BRANDS, INC.
(Name of Issuer)

Common Stock, par value of $.001 per share
(Title of Class of Securities)

64111Y206
(CUSIP Number)

Mark DiSanto c/o XCel Brands, Inc. 475 10th Avenue, 4th Floor New York, NY 10018 (347) 727-2474
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

September 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64111Y206

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark DiSanto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 325,283
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 325,283
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,283
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON* IN

Page 2 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, at a par value of $.001 per share (the "Common Stock"), issued by XCel Brands, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2.	Identity and Background.

This statement is filed by Mark DiSanto (the "Reporting Person"). The business address of the Reporting Person is c/o the Issuer, 475 10th Avenue, 4th Floor, New York, NY 10018.  The Reporting Person is a United States citizen. The Reporting Person has agreed to serve as a director of the Issuer commencing on the 10th day after the Schedule 14f-1 filed by the Issuer with the Securities and Exchange Commission on October 6, 2011, is mailed to the Issuer’s shareholders (the “Effective Date”).

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 29, 2011, the Mark X. DiSanto Investment Trust (the “DiSanto Trust”), of which the Reporting Person is trustee and has sole voting and dispositive power,  acquired (a) 25,000 shares of Common Stock and (b) warrants to purchase 12,500 shares of Common Stock in a private offering of the Issuer for an aggregate purchase price of $125,000.

In addition, on September 29, 2011, the D’Loren Family Trust (the “Family Trust”), of which the Reporting Person is trustee and has sole voting and dispositive power, acquired (a) 25,500 shares of Common Stock and (b) warrants to purchase 12,750 shares of Common Stock in a private offering for an aggregate purchase price of $127,500, and (c) 232,866 shares of Common Stock issued to the Family Trust, pursuant to the Agreement of Merger and Plan of Reorganization by and among the Issuer (formerly NetFabric Holdings, Inc.), NetFabric Acquisition Corp, and XCel Brands, Inc. (“Old XCel”), dated as of September 29, 2011 (the “Merger Agreement”) in exchange for 24.65 shares of common stock of Old XCel.

On September 29, 2011, the Issuer awarded to the Reporting Person options (the “Options”) to purchase 50,000 shares of Common Stock, which become issuable as to 16,667 shares on the Effective Date, 16,667 shares on the one year anniversary of the effective date and 16,666 shares on the second year anniversary of the Effective Date.

Item 4.	Purpose of Transaction.

All of the shares described in Item 3 above were acquired by the Reporting Person, the DiSanto Trust and the Family Trust for investment purposes.  Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Except as set forth in Item 4, the Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider its position with respect to the Company or to formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D, but has no present intention of doing so.

Page 3 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Beneficial ownership is calculated based upon 5,742,952 shares of Common Stock outstanding on October 5, 2011.

As of October 5, 2011, the Reporting Person beneficially owns 325,283 shares of Common Stock of the Issuer which comprises 5.6% of the issued and outstanding Common Stock of the Issuer. The 325,283 shares of Common Stock represent: (i) 25,000 shares of Common Stock held by the DiSanto Trust, (ii) 12,500 shares of Common Stock issuable upon the exercise of warrants held by the DiSanto Trust, (iii) 25,500 shares of Common Stock held by the Family Trust, (iv) 12,750 shares of Common Stock issuable upon exercise of warrants held by the Family Trust and (v) 16,667 shares of Common Stock issuable upon exercise of Options.

(c) On September 29, 2011, (i) the DiSanto Trust purchased (a) 25,000 shares of Common Stock and (b) warrants to purchase 12,500 shares of Common Stock in a private offering of the Issuer for an aggregate purchase price of $125,000; (ii) in connection with the Merger consummated pursuant to the Merger Agreement, the Family Trust acquired 232,866 shares of Common Stock in exchange for 24.65 shares of Old XCel; (iii) the Family Trust purchased (a) 25,500 shares of Common Stock and (b) warrants to purchase 12,750 shares of Common Stock in a private offering by the Issuer for an aggregate purchase price of $127,500; and (iv) the Issuer granted the Options to the Reporting Person, of which 16,667 shares become exercisable on the Effective Date.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Materials to be filed as Exhibits.

Not Applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:        October 11, 2011

/s/ Mark DiSanto
Mark DiSanto

Page 5 of 5 Pages